CERTIFICATE OF VICE PRESIDENT

T. ROWE PRICE SPECTRUM FUND, INC.

Pursuant to Rule 306 of Regulation S-T

I, the undersigned, Henry H. Hopkins, Vice President of T. Rowe Price

Spectrum Fund, Inc., on behalf of its three separate series, the Spectrum

Growth Fund, Spectrum Income Fund, and Spectrum International Fund

(the "Funds"), do hereby certify that the prospectus for the Funds has been translated into the Spanish language. The Spanish version of the prospectus constitutes a full and complete representation of the English version which has been filed as a part of this Registration Statement.

A copy of the Spanish version will be available for inspection upon request.

WITNESS my hand and the seal of the Fund this April 29, 2003.

T. Rowe Price Spectrum Fund, Inc., on behalf of the

Spectrum Growth Fund

Spectrum Income Fund

Spectrum International Fund

(Seal) /s/Henry H. Hopkins

Henry H. Hopkins, Vice President